GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

February 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)
Variable Annuity-1 Series Account of each company (the “Registrants”)
Schwab OneSource Choice Variable Annuity and Schwab Advisor Choice Variable Annuity of each Registrant (collectively the “Contracts”)
Post-Effective Amendments Nos. 4, 5, and 6 to the Registration Statements on Form N-4 (collectively the “Amendments”)
File Nos. 811-07549 & 333-194043; 811-07549 & 333-194099; 811-08183 & 333-194044; 811-08183 & 333-194100

Commissioners:

On behalf of Great-West and the above-named Registrants and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendments to each Registrants’ registration statement (the “Registration Statements”) for the Contracts.

The Registrants are filing the Amendments for the purpose of filing a revised GLWB Rider and revising disclosure relating to the GLWB Rider. First, prospectus disclosures have been changed to allow the Guaranteed Annual Withdrawal Percentage (the “GAW%”) and the Joint GAW% to be modified by Rate Sheet Supplement filings. A sample Rate Sheet Supplement is enclosed with this correspondence. Second, prospectus disclosures have been changed to reflect that the basis for calculating the Guarantee Benefit Fee will change, for Contracts applications signed on or after May 1, 2017, from the Covered Fund Value to the Benefit Base. Third, prospectus disclosures have been changed to reflect SEC staff comments received last year on (i) a template filing, which was later withdrawn, for Schwab Advisor Choice Variable Annuity (File Nos. 811-07549 & 333-194099), (ii) the Great-West Smart Track Advisor Variable Annuities (File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091), and (iii) the Great-West Smart Track II – 5 Year Variable Annuities (File Nos. 811-05817 & 333-203262; 811-05961 & 333-203265).

To meet the deadlines established with our business partners, it is important that the Amendments become effective no later than April 13, 2017.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the Amendments (marked to show changes) to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of each Amendment.

I.	Summary of Changes

To facilitate the Commission staff’s review of the Amendments, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

A.	Prospectus Definitions.

The definition of ‘Excess Withdrawal’ (page 9 in the attached courtesy copy) has been revised to state that the Excess Withdrawals do not include the Guarantee Benefit Fee, the M&E Charge, and any other fee or charge assessed to the Covered Fund Value as agreed to by the Company. In the Advisor Choice prospectuses, additional disclosure has been added to the definition and elsewhere in the prospectuses detailing the impact of deduction of Consultant fees on Excess Withdrawals.

The definition of ‘Guarantee Benefit Fee’ (page 9 in the attached courtesy copy) has been revised to indicate that for Contract applications signed before May 1, 2017, the Guarantee Benefit Fee is based on a percentage of Covered Fund Value and for Contract applications signed on or after May 1, 2017, the Guarantee Benefit Fee is based on a percentage of the Benefit Base.

The definition of ‘Guaranteed Annual Withdrawal Percentage’ (page 9 in the attached courtesy copy) has been revised to indicate that the GAW% applicable to new Contract purchases is disclosed in a Rate Sheet Supplement to the Prospectus applicable on the date the application for the Contract is signed.

The definition of ‘GLWB Rider’ (page 9 in the attached courtesy copy) has been revised to indicate that the GLWB Rider may be modified by a Rate Sheet Supplement to the Prospectus applicable on the date the application for the Contract is signed.

The definition of ‘Joint GAW%’ (page 10 in the attached courtesy copy) has been revised to indicate that the Joint GAW% applicable to new Contract purchases is disclosed in a Rate Sheet Supplement to the Prospectus applicable on the date the application for the Contract is signed.

The definition of ‘Rate Sheet Supplement’ (pages 10-11 in the attached courtesy copy) has been added to define and describe the Rate Sheet Supplements, and to disclose that historical rates reflected in Rate Sheet Supplements may be found in the Statement of Additional Information, as well as on EDGAR.

B.	Prospectus Sections.

In the GWLA prospectuses, the disclosure regarding the Right of Cancellation Period (Summary section, page 15 and Right of Cancellation Period section, pages 23-24 in the attached courtesy copy) has been revised to explain that for Owners age 60 and over in California, Great-West will return the greater of Annuity Account Value plus fees and charges or the sum of Contributions plus fees and charges if an Owner cancels his or her Contract so long as Contributions are entirely allocated to the Money Market Sub-Account during the right of cancellation period; however, if Contributions are not entirely allocated to the Money Market Sub-Account during the right of cancellation period, Great-West will return Annuity Account Value plus fees and charges.

Summary section disclosure has been added (pages 15-16 in the attached courtesy copy) regarding the Guaranteed Lifetime Withdrawal Benefit Rider option.

In the Advisor Choice prospectuses, the Withdrawals to Pay Consultant Fees section (page 30 in the attached courtesy copy) has been revised to detail the impact of deduction of a Consultant fee on Excess Withdrawals and the Death Benefit, as well as to provide numerical examples.

The Guaranteed Lifetime Withdrawal Benefit section (page 39 in the attached courtesy copy) has been revised to describe the Rate Sheet Supplements, and to disclose that historical rates reflected in Rate Sheet Supplements may be found in the Statement of Additional Information, as well as on EDGAR.

The Numerical Examples of the Guaranteed Annual Withdrawal (page 45 in the attached courtesy copy) has been revised to include the following statements: “GAW% and Joint GAW% rates used in these examples are for illustration purposes only. The rates applicable to you are disclosed in the Rate Sheet Supplement in effect at the time you signed the application to purchase your Contract.”

The Types of Excess Withdrawals section disclosure regarding the Calculation of Installment Amount (pages 44-45 in the attached courtesy copy) has been revised to remove the stated GAW% and Joint GAW%.

The Termination of the GLWB Rider section (page 51 in the attached courtesy copy) has been revised to include disclosure that the GAW% and Joint GAW% are shown in a Rate Sheet Supplement in effect at the time the application to purchase the Contract was signed, as well as disclosure about how to obtain the Rate Sheet Supplement in effect at the time of purchase.

C.	Additional Changes

In addition to the above changes, and changes made to reflect SEC staff comments received last year on (i) a template filing, which was later withdrawn, for Schwab Advisor Choice Variable Annuity (File Nos. 811-07549 & 333-194099), and (ii) the Great-West Smart Track Advisor Variable Annuities (File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091), and (iii) the Great-West Smart Track II – 5 Year Variable Annuities (File Nos. 811-05817 & 333-203262; 811-05961 & 333-203265), the Registrants have made other non-material editorial revisions to increase the clarity of existing disclosures.

II.	Request for Selective Review

The Registrants respectfully request selective review of the Amendments pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants note that, in the 2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrants state as follows:

(i)	The disclosure in the Amendments, particularly with regard to defined terms, Rate Sheet Supplements and Excessive Withdrawals, has been reviewed by the staff in prior Great-West filings.

(ii)	The prior filings that Registrants consider similar to, or as precedent for, the Amendments include:
●	Schwab Advisor Choice Variable Annuity (File Nos. 811-07549 & 333-194099), post-effective amendment No. 5 filed on November 3, 2016, as revised in response to staff comments communicated on November 29 and December 14, 2016 (this template filing was withdrawn on December 29, 2016);
●	Great-West Smart Track Advisor Variable Annuities (File Nos. 811-05817 & 333-212090; 811-05961 & 333-212091), pre-effective amendment No. 2 filed on December 22, 2016; and
●	Great-West Smart Track II – 5 Year Variable Annuities (File Nos. 811-05817 & 333-203262; 811-05961 & 333-203265), post-effective amendments filed on December 29, 2016.

(iii)	The material changes made in the Amendments from the prior filings may be summarized as follows:
●	new forms of GLWB Rider that, for applications for the Contract signed on or after May 1, 2017, modify the basis for calculating the Guarantee Benefit Fee from the Covered Fund Value to the Benefit Base;
●	Excess Withdrawals to pay Consultant Fees (in excess of 1.5% of Covered Fund Value) reduce the Benefit Base but do not reduce the benefit under Death Benefit No. 2; and
●	Revised examples of Excess Withdrawals to pay Consultant Fees.

(iv)	Other than the material changes noted above in (iii), Registrants believe there are no specific areas in the Amendments that warrant particular attention.

Accordingly, the Registrants respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in each prospectus.

*      *       *

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

cc:	Patrick F. Scott, Esq.

Division of Investment Management

Disclosure Review Office No. 3

(Sample Rate Sheet Supplement to follow)

SCHWAB ADVISOR CHOICE VARIABLE ANNUITY

An individual flexible premium variable annuity

Issued by

Great-West Life & Annuity Insurance Company

Supplement dated [Month/ Day/ Year]

to the Prospectus dated [Month/ Day/ Year]

This Rate Sheet Supplement (the “Supplement”) amends certain information contained in the Schwab Advisor Choice Variable Annuity Prospectus dated [Month/ Day/ Year] (the “Prospectus”). Capitalized terms not defined in this Supplement have the same meaning as set forth in the Prospectus. This Supplement must be accompanied by, and read in conjunction with, the Prospectus. If you would like a copy of the current Prospectus, please contact the Retirement Resource Operations Center toll-free at (800) 838-0650. The Prospectus and this Supplement can also be found on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching with File No. 333-194099.

This Supplement declares the Guaranteed Annual Withdrawal % (the “GAW%”) and Joint Guaranteed Annual Withdrawal % (the “Joint GAW%”) applicable to all GLWB Riders for Contracts the applications for which are signed during the effective dates detailed below.

Contract Applications Signed Prior to May 1, 2017:

To receive the following GAW% or Joint GAW%, your Schwab Advisor Choice Variable Annuity application must be signed prior to May 1, 2017, your application must be received by us within 10 days of signing, and your initial Contribution must be received by us within 30 days of receipt of your application. If these terms are met, the following GAW% and Joint GAW% will apply to your Contract and cannot be changed. Rates reflected in Rate Sheet Supplements that were not in effect during this time period will not apply to your Contract.

Guaranteed Lifetime Withdrawal Benefit Rider: The GAW% for a single Covered Person is based on the age when GAWs begin according to the following table:

GAW% Table
	Age 59 1⁄2 - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Covered Fund Value	4.00%	5.00%	6.00%	7.00%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Joint GAW% Table
	Age 59 1⁄2 - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Covered Fund Value	3.50%	4.50%	5.50%	6.50%

Contract Applications Signed on or after May 1, 2017:

To receive the following GAW% or Joint GAW%, your Schwab Advisor Choice Variable Annuity application must be signed on or after May 1, 2017, your application must be received by us within 10 days of signing, and your initial Contribution must be received by us within 30 days of receipt of your application. If these terms are met, the following GAW% and Joint GAW% will apply to your Contract and cannot be changed. Rates reflected in Rate Sheet Supplements that were not in effect during this time period will not apply to your Contract. The terms of a Rate Sheet Supplement with no specified end date may not be amended unless we provide a minimum of 10 business days prior notice. If we file a new Rate Sheet Supplement, the terms of this Supplement (including the GAW%s and Joint GAW%s) will be superseded by the terms of the new Rate Sheet Supplement. The current and any proposed Rate Sheet Supplements may be found on the SEC’s website (www.sec.gov) by searching for File No. 333-194099.

Guaranteed Lifetime Withdrawal Benefit Rider: The GAW% for a single Covered Person is based on the age when GAWs begin according to the following table:

GAW% Table
	Age 59 1⁄2 - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Covered Fund Value	4.00%	5.00%	5.50%	6.50%

If there are Joint Covered Persons, a single GAW% is calculated based on the age of the younger Covered Person. This rate is the Joint GAW% and is based on the following table:

Joint GAW% Table
	Age 59 1⁄2 - 64	Age 65 - 69	Age 70 - 79	Age 80+
% of Covered Fund Value	3.50%	4.50%	5.00%	6.00%

If you have any questions regarding this Supplement, including questions about the date your application was signed or the rates applicable to you, please call the Retirement Resource Operations Center toll-free at (800) 838-0650, or write to the Retirement Resource Operations Center at PO Box 173920, Denver, CO 80217-3920.

This Supplement must be accompanied by, and read in conjunction with, the current Prospectus and

Statement of Additional Information dated [Month/ Day/ Year].

Please read this Supplement carefully and retain it for future reference.